UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 48 18 28 1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

ENTRY INTO STOCK PURCHASE AGREEMENT. ACQUISITION OF L4 MOBILE.

On November 14, 2016, Globant S.A. (the “Company”) entered into a definitive stock purchase agreement (the “Stock Purchase Agreement”) to purchase 100% of the membership interests of L4 Mobile, LLC (“L4”), a leading digital services company based in Seattle that creates innovative experiences.

As consideration for the membership interests of L4, the Company agreed to pay: (i) $11 million in cash concurrently with the execution of the Stock Purchase Agreement; and (ii) earn-out payments of up to $9 million in the aggregate, contingent upon L4’s achievement of specified revenue and profit milestones for the quarter ending on December 31, 2016 and each of the years ending on December 31, 2017 and December 31, 2018. Additionally, pursuant to the terms of the transaction, the majority of the sellers of L4’s membership interests agreed to use up to 30% of the initial payment to subscribe for shares of the Company, at a subscription price per share of the volume weighted average trading price of the Company’s stock during the 60-day period prior to the closing, as quoted by the New York Stock Exchange (NYSE).

On November 14, 2016, the Company issued a press release announcing the execution of the Stock Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated November 14, 2016, entitled “Globant acquires L4 to strengthen its lead position in the digital services space.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ ALEJANDRO SCANNAPIECO
Name: Alejandro Scannapieco
Title: Chief Financial Officer

Date: November 14, 2016